Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,									
		2004		**2005**		**2006**		**2007**		**2008**
Earnings (loss)										
Pre-tax loss	$	(166,618)	$	(169,778)	$	(112,668)	$	(3,502)	$	(31,905)
Total fixed charges	$	8,297	$	25,937	$	29,634	$	41,932	$	65,534
Total income (loss) before fixed charges	$	(158,321)	$	(143,841)	$	(83,034)	$	38,430	$	33,629
Fixed Charges										
Interest expenses	$	7,527	$	25,119	$	28,970	$	41,397	$	65,373
Assumed interest attributable to rentals	$	770	$	818	$	664	$	535	$	161
Total fixed charges	$	8,297	$	25,937	$	29,634	$	41,932	$	65,534
Deficiency of earnings available to cover fixed charges	$	166,618	$	169,778	$	112,668	$	3,502	$	31,905
Ratio of earnings available to cover fixed charges		n/a		n/a		n/a		n/a		n/a